
November 29, 2023

Klaus Roewe
Chief Executive Officer
Lilium N.V.
Claude Dornier Straße
1 Bldg. 335, 82234
Wessling, Germany

> **Re: Lilium N.V.**
> **Registration Statement on Form F-3**
> **Filed November 24, 2023**
> **File No. 333-275742**

Dear Klaus Roewe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Levitt